Exhibit 99.2

CBL International Limited Announces Closing of Initial Public Offering

KUALA LUMPUR, Malaysia, March 27, 2023 (GLOBE NEWSWIRE) – CBL International Limited (NASDAQ: BANL), together with its wholly owned subsidiaries (“CBL International” or the “Company”), is an established marine fuel logistic company currently focusing on the Asia Pacific region, providing one-stop solutions for vessel refueling. CBL International today announced the closing of its initial public offering (“Offering”) of 3,325,000 ordinary shares (the “Shares”) at a public offering price of $4.0 per Share.

The underwriters exercised their over-allotment option in part for an additional 425,000 Shares on March 23, 2023 (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. As a result, the aggregate gross proceeds of the Offering, including the over-allotment, is $15 million, before deducting underwriting discounts and other related expenses. The Shares began trading on the Nasdaq Capital Market on March 23, 2023 under the ticker symbol “BANL.”

Proceeds from the Offering will be used for (i) enlarging the number of local suppliers to enhance its competitiveness as well as to increase the service options available in the Singapore and South Korea markets; (ii) further increasing the Company’s business market shares in existing markets; (iii) cash collateral to conduct trade financing activities with financial institutions, thus creating transaction records for further acquisition of bank financing to facilitate the Company’s business growth; (iv) procuring and developing a centralized management information system in order to enhance the Company’s daily management control and treasury management; and (v) other working capital and general corporate purposes.

Pacific Century Securities, LLC acted as lead book-running manager of the Offering, and Spartan Capital Securities LLC acted as co-manager. Loeb & Loeb LLP acted as counsel to the Company, and The Crone Law Group, P.C. acted as counsel to Pacific Century Securities, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-267077) and was declared effective by the SEC on March 22, 2023. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Pacific Century Securities, LLC, 60-20 Woodside Avenue, Suite 211, Queens, New York 11377 or by email at yao@pcsecurities.us. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About CBL International Limited

CBL International is a bunkering facilitator in the bunkering industry, headquartered in Malaysia. We focus on providing marine fuel according to the required international standards with competitive prices and timely delivery services at ports agreed between our customers and us. Over the years, with our experienced management team, we have established an extensive supply network to provide our customers with more options and flexibility in fulfilling their vessel refueling requirements. Our supply network, which focuses on expanding our localities of services, covers ports in many places in the Asia Pacific, including but not limited to South Korea, PRC, Taiwan, Hong Kong, Malaysia, Singapore, Philippines, and Thailand. Going forward, we intend to allocate more resources to further expand our supply network, targeting continual market share enhancement.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Pacific Century Securities LLC

Yao Zhang

Email: yao@pcsecurities.us

CBL International Limited

Email: investors@banle-intl.com